

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2012

VIA E-Mail
Ms. Pamela Shelley-Kessler
Executive Vice President and Chief Financial Officer
LTC Properties, Inc.
2829 Townsgate Road, Suite 350
Westlake Village, California 91361

>   **Re: LTC Properties, Inc.**
>   **Form 10-K for the year ended December 31, 2011**
>   **Filed on February 27, 2012**
>   **File No. 001-11314**

Dear Ms. Pamela Shelley-Kessler:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

General

1.   Please include funds from operations in your future Exchange Act periodic reports. We may have further comment.

2.   Please advise us whether management views net operating income and/or same property net operating income as key performance indicators. We may have further comment.

3.   We note you indicate you have triple net leases. In future Exchange Act periodic reports, please describe how you monitor tenant credit quality and identify any material changes in quality.

Part I.

Item 1. Business, page 2

4.   We note your disclosure on page 5 where you identify operators which accounted for more than 10% of your 2011 rental income revenues. In future Exchange Act periodic reports, please identify tenants which account for 5% or more of your revenue.

Item 2. Properties, page 9

5.   In future Exchange Act periodic reports, please include a schedule of lease expirations for each of the next ten years stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 32

6.   In future Exchange Act periodic reports, please compare new rents on renewed leases to prior rents.

7.   In future Exchange Act periodic reports, please disclose historical same property occupancy trends. Please also accompany this disclosure with same property average rent trends, as adjusted to reflect the impact of tenant expense reimbursements and tenant concessions, such as free rent.

8.   In future Exchange Act periodic reports, please expand your disclosure of your leasing activities, including a discussion of the volume of new or renewed leases with average rents or yields, as applicable. Include the impact of tenant improvement costs and leasing commissions. Please also provide this information on a per square foot basis.

Balance Sheet Metrics, pages 37 – 39

9.   We note that for EBITDA purposes you subtract gain on sale of assets, net from net income.   It is not clear how this adjustment is consistent with the standard definition of EBITDA. Please clarify and/or revise future periodic filings to label this measure as "Modified" or "Adjusted" EBITDA.

Contractual Obligations, page 47

10.   We note your contractual obligations table excludes the effects of interest.   In future periodic filings please include disclosure that discuss your cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary.   Reference is made to footnote 46 of SEC Interpretive Release 33-8350 "Interpretation: Commission

> Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations"

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Owned Properties, page 57

11.   Please disclose your capitalization policy.   Your disclosure should address the types of expenses that are potentially capitalized such as interest, taxes, salaries and other general and administrative expenses. In addition, please disclose the periods of capitalization including a discussion of when the capitalization period ends. To the extent material, please separately disclose and discuss the amounts related to interest and salaries capitalized.   Lastly, on your statement of cash flows, please separately disclose the amounts related to development and capital improvements separately from cash used to acquire properties.

12.   We note you allocate a portion of your purchase price to acquired lease intangibles. Please tell us and expand your disclosure in future periodic filings to discuss your accounting policy for above and below market leases.   For below market leases, please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized.   Your response should also discuss how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

Schedule III – Real Estate and Accumulated Depreciation, pages 84 – 88

13.   In future periodic filings please provide the aggregate cost for Federal income tax purposes. Refer to endnote 6 contained within Rule 12-28 of Regulation S-X.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2012

Note 1 – General, page 7

14.   We note you have included all adjustments necessary for a fair presentation.   Please clarify whether all adjustments are normal recurring adjustments.   If so, please revise future filings to provide a statement to that effect.   If not, please describe in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments. Reference is made to Rule 10-01(b)(8) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter at (202) 551-3758 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel